As filed with the Securities and Exchange Commission on January 11, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO-SABESP

(Exact name of issuer of deposited securities as specified in its charter)

Basic Sanitation Company of the State of São Paulo-SABESP

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Common Shares of Companhia de Saneamento Básico do Estado de São Paulo-SABESP	200,000,000 American Depositary Shares	$5.00	$10,000,000	$1,364.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-86118).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item Number and Caption Filed Herewith as Prospectus              Location in Form of Receipt

Item - 1. Description of Securities to be Registered

1. Name and address of depositary Introductory Article

2. Title of American Depositary Receipts and Face of Receipt, top center identity of deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented                     Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii) The procedure for voting, if any,                                                Articles number 15, 16 and 18

the deposited securities

(iii) The collection and distribution of                                            Articles number 4, 12, 13, 14,

dividends                                                                             15 and 18

(iv) The transmission of notices, reports                                       Articles number 11, 15, 16,

and proxy soliciting material                                             17 and 18

(v) The sale or exercise of rights                                                      Articles number 13, 14, 15

and 18

(vi) The deposit or sale of securities                                               Articles number 12, 13, 14, 15,

resulting from dividends, splits                                        17 and 18

or plans of reorganization

(vii) Amendment, extension or termination                                    Articles number 20 and 21

of the deposit agreement

(viii) Rights of holders of Receipts to inspect                              Article number 11

the transfer books of the depositary and

the list of holders of Receipts

(ix) Restrictions upon the right to deposit                                     Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities                            8, 14 and 22

(x) Limitation upon the liability                                                       Articles number 14, 18, 19 and 21

of the depositary

3. Fees and Charges                                                                                         Articles number 7 and 8

Item - 2. Available Information

Public reports furnished by issuer                                 Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of May 9, 2002, as amended and restated as of ____________, 2013, among Companhia de Saneamento Básico do Estado de São Paulo–SABESP, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Letter agreement among Companhia de Saneamento Básico do Estado de São Paulo–SABESP and The Bank of New York Mellon (formerly known as The Bank of New York) relating to pre-release activities. - Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 11, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for Common Shares of Companhia de Saneamento Básico do Estado de São Paulo–SABESP.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Companhia de Saneamento Básico do Estado de São Paulo–SABESP has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of São Paulo, Brazil on January 11, 2013.

Companhia de Saneamento Básico do Estado de São Paulo–SABESP

By: /s/ Rui de Britto Álvares Affonso

Name: Rui de Britto Álvares Affonso

Title: Chief Financial Officer and Investor Relations Officer

By: /s/ Dilma Seli Pena

Name: Dilma Seli Pena

Title: Director and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Dilma Seli Pena, Rui de Britto Álvares Affonso and Mara Maria Marcondes França, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 11, 2013.

/s/ Edson de Oliveira Giriboni	/s/ Rui de Britto Álvares Affonso
Edson de Oliveira Giriboni	Rui de Britto Álvares Affonso
Chairman	Chief Financial Officer and Investor Relations Officer

/s/ Dilma Seli Pena	/s/ Nara Maria Marcondes França
Dilma Seli Pena	Nara Maria Marcondes França
Director and Chief Executive Officer	Chief Accounting Officer

/s/ Walter Tesch
Andrea Sandro Calabi	Walter Tesch
Director	Director

/s/ Alberto Goldman	/s/ Heraldo Gilberto de Oliveira
Alberto Goldman	Heraldo Gilberto de Oliveira
Director	Director

/s/ Jerônimo Antunes	/s/ Reinaldo Guerreiro
Jerônimo Antunes	Reinaldo Guerreiro
Director	Director

/s/ Alexander Bialer
Alexander Bialer
Director

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES
as Authorized U.S. Representative

By	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of May 9, 2002, as amended and restated as of __________, 2013, among Companhia de Saneamento Básico do Estado de São Paulo–SABESP, The Bank of New York Mellon as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among Companhia de Saneamento Básico do Estado de São Paulo–SABESP and The Bank of New York Mellon (formerly known as the Bank of New York) relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.